UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

SCHEDULE 13D Under the Securities Exchange Act of 1934 (Amendment No. 6)

TREDEGAR CORPORATION

(Name of Issuer)

COMMON STOCK

(Title of class of securities)

894650 100

(CUSIP NUMBER)

Floyd D. Gottwald, Jr. John D. Gottwald William M. Gottwald 330 South Fourth Street Richmond, Virginia 23219 Telephone No. 804-788-6000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

Copy to: W. Hildebrandt Surgner, Jr., Esq. Vice President, General Counsel and Secretary Tredegar Corporation 1100 Boulders Parkway Richmond, Virginia 23225 February 14, 2006

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

CUSIP NO. 894650 100	13D	Page 2 of 13 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Floyd D. Gottwald, Jr.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) |_| (b) |X|

3	SEC USE ONLY

4	SOURCE OF FUNDS* PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	|_|

6	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,089,446

	8	SHARED VOTING POWER 0

	9	SOLE DISPOSITIVE POWER 3,089,446

	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,089,446

12

CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES

CERTAIN SHARES*

112,345 shares held by a charitable foundation and an aggregate of 5,268,933 shares owned by the Reporting Person’s adult sons, including John D. Gottwald and William M. Gottwald (including shares as to which the adult sons have shared dispositive and voting power)

|X|

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.0%

14	TYPE OF REPORTING PERSON* IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 894650 100	13D	Page 3 of 13 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS John D. Gottwald

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) |_| (b) |X|

3	SEC USE ONLY

4	SOURCE OF FUNDS* PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	|_|

6	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,063,182

	8	SHARED VOTING POWER 2,710,147

	9	SOLE DISPOSITIVE POWER 2,063,182

	10	SHARED DISPOSITIVE POWER 2,710,147

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,773,329

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	|_|

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.3%

14	TYPE OF REPORTING PERSON* IN

*SEE INSTRUCTIONS BEFORE FILLING OUT*

CUSIP NO. 894650 100	13D	Page 4 of 13 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS William M. Gottwald

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) |_| (b) |X|

3	SEC USE ONLY

4	SOURCE OF FUNDS* PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	|_|

6	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 115,381

	8	SHARED VOTING POWER 2,602,741

	9	SOLE DISPOSITIVE POWER 115,381

	10	SHARED DISPOSITIVE POWER 2,602,741

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,718,122

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	|_|

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.0%

14	TYPE OF REPORTING PERSON* IN

*SEE INSTRUCTIONS BEFORE FILLING OUT*

        *      Amendment No. 6 amends and supplements Amendment Nos. 1, 2, 3, 4 and 5 to the statement on Schedule 13D initially filed on August 15, 1989 with respect to shares of common stock (the “Common Stock”) of Tredegar Corporation (the “Issuer”). The purposes for the filing of this Amendment No. 6 are to (1) begin to report the holdings of the Issuer’s Common Stock by William M. Gottwald and his immediate family and (2) update the reported beneficial ownership of the Issuer’s Common Stock by Floyd D. Gottwald, Jr., John D. Gottwald and William M. Gottwald and their immediate families. Floyd D. Gottwald, Jr., John D. Gottwald and William M. Gottwald are referred to collectively as the “Gottwalds.” Other than as described in Item 3, there is no agreement among the Gottwalds with respect to the voting or disposition of their shares of the Issuer’s Common Stock.

Item 1.                    Security and Issuer.

                                This statement relates to the Common Stock of the Issuer, a Virginia corporation having its principal executive offices at 1100 Boulders Parkway, Richmond, Virginia 23225.

Item 2.                    Identity and Background.

                                (a)-(c) The business address of Floyd D. Gottwald, Jr. is 330 South Fourth Street, Richmond, Virginia 23219. The present principal occupation/employment of Floyd D. Gottwald, Jr. is Vice Chairman of the Board and Chairman of the Executive Committee of Albemarle Corporation (“Albemarle”). The address of Albemarle’s principal business office is 330 South Fourth Street, Richmond, Virginia 23219.

                                The business address of John D. Gottwald is 1100 Boulders Parkway, Richmond, Virginia 23225. The present principal occupation/employment of John D. Gottwald is Chairman of the Board of the Issuer.

                                The business address of William M. Gottwald is 330 South Fourth Street, Richmond, Virginia 23219. The present principal occupation/employment of William M. Gottwald is Chairman of the Board of Albemarle.

                                (d)-(e) During the last five years, none of the Gottwalds has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

                                (f) The Gottwalds are citizens of the United States of America.

Item 3.                    Source and Amount of Funds or Other Consideration.

                              On February 14, 2006, William M. Gottwald, John D. Gottwald and James T. Gottwald, as trustees under Floyd, Jr.’s Trust (the “Trust”) under the Will of Floyd D. Gottwald, entered into a Purchase Agreement, dated as of February 14, 2006 (the “Purchase Agreement”), between Bruce C. Gottwald and the Trust, pursuant to which the Trust sold 437,220 shares of common stock of NewMarket Corporation beneficially owned by it to Bruce C. Gottwald in exchange for 855,086 shares of the Issuer’s Common Stock beneficially owned by Bruce C. Gottwald (the “Share Exchange”). The Purchase Agreement is attached hereto as Exhibit 1 and incorporated herein by reference.

Page 5 of 13 Pages

Item 5.                   Interest in Securities of the Issuer.

(a)	Amount Beneficially Owned: 8,143,123 shares 1/

Percentage of Class Owned: 21.0%

(b)	Number of shares as to which such persons have:

(i) sole power to vote or to direct the vote - 5,281,515

(ii) shared power to vote or to direct the vote - 2,861,608 2/

(iii) sole power to dispose of or to direct the disposition of - 5,281,515

(iv) shared power to dispose of or to direct the disposition of - 2,861,608 2/

1/	This amount does not include 327,601 (0.8%) shares owned by an adult son of Floyd D. Gottwald, Jr., other than John D. Gottwald and William M. Gottwald. The adult sons of Floyd D. Gottwald, Jr., including John D. Gottwald and William M. Gottwald, share voting and disposition power for 2,595,329 (6.7%) shares, which are included in Items 5(b)(ii) and (iv). Floyd D. Gottwald, Jr. and his adult sons have no agreement with respect to the acquisition, retention, disposition or voting of shares of the Issuer’s Common Stock. It does not include shares owned of record by Frank Russell Trust Company, Tacoma, Washington, as Trustee under the Tredegar Corporation Retirement Savings Plan for the employees of the Issuer (the “Plan”), that are held for the benefit of employees other than John D. Gottwald. Shares held by the Trustee under the Plan for the benefit of John D. Gottwald are included in Items 5(b)(i) and (iii). Shares held under the Plan are voted by the Trustee in accordance with instructions solicited from employees participating in the Plan. If a participating employee does not give the Trustee voting instructions, his or her shares are voted by the Trustee in accordance with the recommendations by the Issuer’s Board of Directors to the shareholders (as long as doing so is consistent with the Trustee’s fiduciary duties). Because John D. Gottwald and William M. Gottwald are directors of the Issuer and the Gottwalds are the largest shareholders of the Issuer, they may be deemed to be “control persons” of the Issuer and to have the ability to control the recommendations of the Issuer’s Board of Directors. The filing of this statement shall not be construed as an admission that, for the purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, the Gottwalds are the beneficial owners of the shares described in Items 5(b)(ii) and (iv). See Item 5(d) below.

2/	This amount includes 112,345 shares owned by a charitable foundation for which Floyd D. Gottwald, Jr. serves as President. Floyd D. Gottwald, Jr. disclaims beneficial ownership of such shares.

Page 6 of 13 Pages

(c)	Transactions involving one or more of the Gottwalds over the past sixty days involving shares of the Issuer’s Common Stock include: (i) the acquisition by the Trust (William M. Gottwald, John D. Gottwald and James T. Gottwald, trustees) of 855,086 shares of the Issuer’s Common Stock in the Share Exchange described in Item 3; (ii) automatic purchases under the Plan for John D. Gottwald; (iii) the exercise of options to purchase shares of the Issuer’s Common Stock by John D. Gottwald; and (iv) the sales by Floyd D. Gottwald, Jr. set forth on Schedule I hereto.

(d)	Other persons have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, 1,028,167 of the shares described in Items 5(b)(ii) and (iv). However, none of such persons’ individual interest relates to more than five percent of the class of securities for which this Form is filed.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

                          John D. Gottwald and William M. Gottwald are the sons of Floyd D. Gottwald, Jr. This form is being filed because they could be deemed to be a group for purposes of Schedule 13D even though there is no agreement among them with respect to the purchase, sale or retention of the Issuer’s Common Stock.

                          Other than the Share Exchange as described in Item 3, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between any of the Gottwalds and any other person with respect to securities of the Issuer.

Item 7.	Material to be Filed as Exhibits.

	Exhibit 1	Purchase Agreement, dated as of February 14, 2006, between Bruce C. Gottwald and William M. Gottwald, John D. Gottwald and James T. Gottwald, as trustees under Floyd Jr.’s Trust under the Will of Floyd D. Gottwald.

	Exhibit 2	Agreement between Floyd D. Gottwald, Jr., John D. Gottwald and William M. Gottwald with respect to the filing of this Amendment No. 6 to Schedule 13D.
Page 7 of 13 Pages

Schedule I

Reporting Person	Date	Amount of Shares Sold(1)	Price Per Share (excluding commissions)

Floyd D. Gottwald, Jr.	02/13/2006	1,400	$14.75
	02/13/2006	10,000	$14.76
	02/13/2006	1,100	$14.77
	02/13/2006	1,600	$14.78
	02/13/2006	400	$14.79
	02/13/2006	800	$14.80
	02/13/2006	1,400	$14.81
	02/13/2006	300	$14.82
	02/13/2006	400	$14.83
	02/13/2006	100	$14.84
	02/13/2006	500	$14.85
	02/13/2006	2,700	$14.86
	02/13/2006	2,900	$14.87
	02/13/2006	800	$14.88
	02/13/2006	100	$14.89
	02/13/2006	100	$14.90
	02/13/2006	400	$14.91
	02/13/2006	48,300	$14.95
	02/13/2006	100	$14.96
	02/13/2006	100	$14.97
	02/13/2006	400	$14.98
	02/13/2006	500	$14.99
	02/13/2006	600	$15.00
	02/14/2006	8,000	$14.75
	02/14/2006	600	$14.76
	02/14/2006	2,900	$14.77
	02/14/2006	600	$14.79
	02/14/2006	6,600	$14.80
	02/14/2006	2,200	$14.81
	02/14/2006	100	$14.82
Page 8 of 13 Pages

Reporting Person	Date	Amount of Shares Sold(1)	Price Per Share (excluding commissions)

	02/14/2006	1,400	$14.83
	02/14/2006	900	$14.84
	02/14/2006	1,700	$14.85
	02/14/2006	1,600	$15.04
	02/14/2006	5,300	$15.05
	02/14/2006	100	$15.06
	02/14/2006	300	$15.07
	02/14/2006	100	$15.08
	02/14/2006	500	$15.09
	02/14/2006	1,100	$15.10
	02/14/2006	7,100	$15.11
	02/14/2006	100	$15.14
	02/14/2006	1,700	$15.15
	02/14/2006	300	$15.16
	02/14/2006	300	$15.17
	02/14/2006	100	$15.18
	02/14/2006	100	$15.19
	02/14/2006	500	$15.20
	02/14/2006	300	$15.21
	02/14/2006	1,100	$15.22
	02/14/2006	200	$15.23
	02/14/2006	1,500	$15.24
	02/14/2006	1,100	$15.25
	02/14/2006	200	$15.26
	02/14/2006	200	$15.27
	02/14/2006	100	$15.28
	02/14/2006	2,000	$15.29
	02/14/2006	100	$15.30
	02/14/2006	300	$15.31
	02/15/2006	900	$14.97
	02/15/2006	1,100	$14.98
	02/15/2006	100	$14.99
	02/15/2006	3,500	$15.00
	02/15/2006	100	$15.01
Page 9 of 13 Pages

Reporting Person	Date	Amount of Shares Sold(1)	Price Per Share (excluding commissions)

	02/15/2006	400	$15.03
	02/15/2006	1,000	$15.04
	02/15/2006	6,400	$15.05
	02/15/2006	600	$15.06
	02/15/2006	2,800	$15.07
	02/15/2006	4,000	$15.08
	02/15/2006	6,600	$15.09
	02/15/2006	1,000	$15.10
	02/15/2006	3,500	$15.18
	02/15/2006	3,000	$15.20
	02/15/2006	100	$15.23
	02/15/2006	300	$15.24
	02/15/2006	100	$15.25
	02/15/2006	200	$15.26
	02/15/2006	100	$15.27
	02/15/2006	200	$15.28
	02/15/2006	1,200	$15.29
	02/15/2006	5,500	$15.30
	02/15/2006	100	$15.31
	02/15/2006	2,000	$15.33
	02/15/2006	1,100	$15.34
	02/15/2006	4,400	$15.35
	02/15/2006	300	$15.36
	02/15/2006	2,400	$15.37
	02/15/2006	1,500	$15.38
	02/15/2006	800	$15.39
	02/15/2006	3,500	$15.40
	02/15/2006	200	$15.41
	02/15/2006	600	$15.42
	02/15/2006	400	$15.44
	02/16/2006	100	$15.10
	02/16/2006	400	$15.11
	02/16/2006	700	$15.12
	02/16/2006	200	$15.13
Page 10 of 13 Pages

Reporting Person	Date	Amount of Shares Sold(1)	Price Per Share (excluding commissions)

	02/16/2006	1,700	$15.14
	02/16/2006	100	$15.16
	02/16/2006	500	$15.17
	02/16/2006	1,600	$15.18
	02/16/2006	600	$15.20
	02/16/2006	900	$15.22
	02/16/2006	5,808	$15.23
	02/16/2006	300	$15.24
	02/16/2006	100	$15.25
	02/16/2006	200	$15.26
	02/16/2006	300	$15.27
	02/16/2006	100	$15.28
	02/16/2006	300	$15.29
	Total	200,208
_____________________
(1)	All transactions were effected on the New York Stock Exchange.
Page 11 of 13 Pages

SIGNATURE

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: February 27, 2006	/s/ Floyd D. Gottwald, Jr.

Floyd D. Gottwald, Jr.

/s/ John D. Gottwald

John D. Gottwald

/s/ William M. Gottwald

William M. Gottwald
Page 12 of 13 Pages

EXHIBIT INDEX

Exhibit 1	Purchase Agreement, dated as of February 14, 2006, between Bruce C. Gottwald and William M. Gottwald, John D. Gottwald and James T. Gottwald, as trustees under Floyd Jr.’s Trust under the Will of Floyd D. Gottwald.

Exhibit 2	Agreement between Floyd D. Gottwald, Jr., John D. Gottwald and William M. Gottwald with respect to the filing of this Amendment No. 6 to Schedule 13D.
Page 13 of 13 Pages

Exhibit 1

PURCHASE AGREEMENT

                This Agreement, dated as of February 14, 2006, between Bruce C. Gottwald (“Gottwald”) and William M. Gottwald, John D. Gottwald and James T. Gottwald, as trustees of Floyd Jr.’s Trust under the will of Floyd D. Gottwald (the “Trust”), provides as follows:

1)	The Trust hereby sells to Gottwald, and Gottwald hereby buys from the Trust, 437,220 shares of NewMarket Corporation common stock (the “NewMarket shares”) in exchange for 855,086 shares of Tredegar Corporation common stock (the “Tredegar shares”), such Tredegar shares having an equivalent market value to the value of the NewMarket shares being sold by the Trust.

2)	For purposes of this Agreement, the market value of each of the NewMarket shares and each of the Tredegar shares was calculated in each case using the average of the closing price of the shares of such corporation on the New York Stock Exchange (as reported in the Wall Street Journal) over the three trading day period commencing with the second day after the last to occur of the public announcement of NewMarket Corporation’s earnings for the year 2005 and the public announcement of Tredegar Corporation’s earnings for the year 2005.

3)	The Trust represents and warrants that Gottwald will acquire good and valid title to the NewMarket shares being sold to Gottwald by that entity, free and clear of any liens or encumbrances and that such entity has the right to sell such shares to Gottwald without violating any obligation. Gottwald represents and warrants that the Trust will acquire good and valid title to the Tredegar shares being sold by Gottwald free and clear of any liens or encumbrances and that he has the right to sell such shares to the Trust without violating any obligation.

4)	Gottwald represents and warrants that he does not know of any non-public information about NewMarket Corporation that a reasonable investor would consider material to a decision whether to sell common stock of NewMarket Corporation. The Trust represents and warrants that it does not know of any non-public information about Tredegar Corporation that a reasonable investor would consider material to a decision whether to sell common stock of Tredegar Corporation.

5)	The closing of this Agreement shall take place at the principal office of NewMarket Corporation on a date agreeable to the parties not more than 90 days following the date of this Agreement. At the closing, the Trust shall deliver to Gottwald stock certificates for the NewMarket shares being exchanged duly endorsed for transfer to Gottwald and Gottwald shall deliver to the Trust stock certificates for the Tredegar shares being exchanged duly endorsed for transfer to the Trust. Cash will be exchanged in lieu of any fractional shares. The parties may elect, by mutual agreement, to substitute electronic transfer of shares for the delivery of stock certificates.

[Signature Page Follows]

In witness whereof, the parties have caused this Agreement to be executed and delivered as of the date hereinabove set forth.

/s/ Bruce C. Gottwald

Bruce C. Gottwald

FLOYD JR.’S TRUST under the Will of FLOYD D. GOTTWALD

By:	/s/ William M. Gottwald

William M. Gottwald, Trustee

/s/ John D. Gottwald

John D. Gottwald, Trustee

/s/ James T. Gottwald

James T. Gottwald, Trustee

Exhibit 2

We, the undersigned, hereby express our agreement that the attached Amendment No. 6 to Schedule 13D is filed on behalf of each of the undersigned.

Date: February 27, 2006	/s/ Floyd D. Gottwald, Jr.

Floyd D. Gottwald, Jr.

/s/ John D. Gottwald

John D. Gottwald

/s/ William M. Gottwald

William M. Gottwald